Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Atlassian Corporation for the registration of Class A Common Stock, preferred stock, debt securities, warrants, purchase contracts and units, and to the incorporation by reference therein of our reports dated August 18, 2023, with respect to the consolidated financial statements of Atlassian Corporation, and the effectiveness of internal control over financial reporting of Atlassian Corporation, included in its Annual Report (Form 10-K) for the year ended June 30, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California

May 6, 2024